EXHIBIT 12.01

LEHMAN BROTHERS HOLDINGS INC.

Computation of Ratios of Earnings to Fixed Charges and
to Combined Fixed Charges and Preferred Stock Dividends
(Unaudited)

	Three Months Ended February 28,	Year Ended November 30
Dollars in millions	2006	2005	2004	2003	2002
Pre-tax earnings from continuing operations	$1,551	$4,829	$3,518	$2,536	$1,399
Add: Fixed charges (excluding capitalized interest)	5,870	18,040	9,773	8,724	10,709
Pre-tax earnings before fixed charges	$7,421	$22,869	$13,291	$11,260	$12,108

Fixed charges:
Interest	$5,846	$17,790	$9,674	$8,640	$10,626
Other (1)	32	125	114	119	103
Total fixed charges	5,878	17,915	9,788	8,759	10,729
Preferred stock dividend requirements	24	101	129	143	155
Total combined fixed charges and preferred stock dividends	$5,902	$18,016	$9,917	$8,902	$10,884

Ratio of earnings to fixed charges	1.26	1.28	1.36	1.29	1.13

Ratio of earnings to combined fixed charges and preferred stock dividends	1.26	1.27	1.34	1.26	1.11

(1)          Other fixed charges consist of the interest factor in rentals and capitalized interest.